Mail Stop 6010

      December 29, 2005

Michael S. Smith
Chief Executive Officer
Infinite Group, Inc.
595 Blossom Road, Suite 309
Rochester, New York 14610

      Re: 	Infinite Group, Inc.
      Revised Preliminary Proxy Materials
      Filed December 23, 2005
      File No. 0-21816

Dear Mr. Smith:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3, page 12
1. Please reconcile your disclosure regarding 75,000 shares in response to prior comment 1 with the numbers in the table on page 11.
Ensure that your response to prior comment 1 addresses all commitments to issue shares of common stock. For each commitment to issue shares in excess of the number currently authorized, provide all disclosure required by Schedule 14A as if shareholders were being asked to approve the commitment.


2. Please refer to prior comment 2. Please disclose the following:

* specific information regarding the date of issuance, and
* reasons for issuing the notes.

3. Please refer to the seventh bullet of prior comment 2. Please clarify the relationship, if any, between Infinite Group and Hampton
Holdings LLC. Also, identify the natural person who beneficially owns the securities held in the name of Hampton Holdings.
4. Please quantify the number of shares issuable from a proposed conversion that may result in a change of control.

Compensation of Directors and Executive Officers, page 17
5. Please update this section for the fiscal year ended December
31,
2005.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 if you have questions.


      						Sincerely,



      						Russell Mancuso
      Branch Chief


cc. Kenneth S. Rose
Via telefax (212) 838-5030

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Infinite Group, Inc.
December 29, 2005
Page 2